UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
Amendment No. 1

SONTERRA RESOURCES, INC.
(Formerly RIVER CAPITAL GROUP, INC. )
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

83568A 10 7
(CUSIP Number)

Fay M. Matsukage, Esq., 455 Sherman Street, Suite 300, Denver, CO 80203, 303-777-3737
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 14, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), §§240.13d-1(f) or §§240.13d-1(g), check the following box [   ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §§240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83568A 10 7                                                                                                                                           Page 2 of 4

SCHEDULE 13D
1	NAME OF REPORTING PERSONS BRIAN LINES I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [X] (See Instructions) (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Great Britain
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 141,487
	8	SHARED VOTING POWER 64,462
	9	SOLE DISPOSITIVE POWER 141,487
	10	SHARED DISPOSITIVE POWER 64,462
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,949
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON* IN

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7                         2 OF 4
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No. 83568A 10 7                                                                                                                                           Page 3 of 4

Item 1.	Security and Issuer.

This statement on Schedule 13D (“Schedule 13D”) relates to shares of common stock of Sonterra Resources, Inc. (formerly River Capital Group, Inc.)(“Sonterra”), par value $0.001.  The address of the principal executive office of Sonterra is 300 East Sonterra Blvd., Suite 1220, San Antonio, Texas 78258.

Item 2.           Identity and Background.

This statement is filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Brian Lines, whose address is 27 Reid Street, Hamilton, Bermuda.

Brian Lines is self-employed

During the last five years, Brian Lines has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Brian Lines is a citizen of Great Britain.

Item 3.           Source and Amount of Funds or Other Consideration.

Brian Lines and another individual purchased 644,625 shares from May 1999 to June 2000 for cash through private placements indirectly through various entities.  These shares are now held of record by Largo Flight Limited.

Effective May 31, 2000, Sonterra discontinued its operations and K2 Ventures Ltd. entered into an Escrow Agreement to effect the purchase of 2,808,925 shares from members of the former management of Sonterra.  K2 Ventures Ltd. acquired the shares in consideration for the assumption of liabilities totaling approximately $89,000.  The Escrow Agreement was consummated on February 5, 2002.  Brian Lines had the shared right to vote and dispose of these 2,808,925 shares.

On September 12, 2003, 1,404,462 shares issued to K2 Ventures were transferred to Monashee Limited, an entity controlled by Brian Lines.

On February 14, 2008, Sonterra effected a 1-for-10 reverse stock split and issued 21,846,558 post-reverse split shares.

Item 4.           Purpose of Transaction.

Mr. Lines is not an officer of director of Sonterra.  He presently has no plan or proposal that relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D.  However, Mr. Lines will continue to evaluate his options, however, and may form such a plan or proposal in the future.

Item 5.           Interest in Securities of the Issuer.

(a)
As of February 14, 2008, Monashee Limited owned 141,487 shares of Sonterra’s common stock and Largo Flight Limited owned 64,462 shares.  Accordingly, at February 14, 2008, Brian Lines beneficially owned 205,949 shares, which represented 0.8% of the class.

(b)	As of February 14, 2008, Brian Lines had the sole power to vote and dispose of 141,487 shares and shared the power to vote and dispose of 64,462 shares.

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(c)	During the sixty-day period preceding the filing of this Schedule 13D, Brian Lines did not have any transactions in Sonterra common stock.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by Brian Lines.

(e)	As the result of the transactions that occurred on February 14, 2008, Brian Lines is no longer the beneficial owner of more than five percent of the outstanding common stock of Sonterra.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7.             Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 28, 2008	/s/ Brian Lines
Brian Lines